SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom presentation dated December 17th, 2004 re. Initial assessment of IFRS impact.

France Telecom

Initial assessment of IFRS impact

December 17th            , 2 0 0 4

Cautionary Statement

This presentation contains forward-looking statements relating to possible changes to France Telecom’s financial statements for 2004 (which will be restated in 2005) as a result of restating these statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union by December 31, 2005 for purposes of comparison with France Telecom’s financial statements for 2005 and for subsequent reporting periods, and possible impacts on France Telecom’s financial statements (including its balance sheet and income statement) of the application of IFRS endorsed by the European Union by December 31, 2005 beginning with the first half of 2005 compared to France Telecom’s current financial statements prepared according to French GAAP. These forward-looking statements do not reflect all the possible changes due to IFRS but those identified at this stage. Significant changes and effects could have not been identified at this stage among which certain may have a material impact on net financial debt, equity, assets and liabilities, the 2004 IFRS income and cash-flow statements. These forward-looking statements are based on current expectations, understandings, analysis, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether the IFRS standards that will eventually be endorsed by the European Union correspond to those existing as of November 30, 2004 and whether the IFRS standards as adopted will be interpreted by IFRIC and by regulatory bodies in a manner that reflects France Telecom’s understanding of the IFRS.

All the changes, effects and figures indicated in this presentation are unaudited

The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Agenda

Key messages

Equity

Net Debt and Financial result

Income statement

Other impacts

IFRS communication program for 2005

Warning

The purpose of this presentation is to draw a preliminary picture of the various consequences for France Telecom during the transition from French GAAP to IFRS

The forward-looking statements included in this presentation do not reflect all the possible changes due to IFRS but those identified at this stage (Dec. 17th)

The company, through its Investor Relation Department, will be available to comment on some items, but will not discuss IFRS figures/forecasts until IFRS 2004 figures are released mid-April 2005

All figures are preliminary and unaudited

International Financial Reporting Standards at France Telecom: key messages

IFRS are the accounting standards to be implemented by all European listed companies as of January 1st, 2005

France Telecom is on track

A strong “Enterprise Project” started in 2003

- Steering Committee chaired by the CFO

- Dedicated teams in all divisions

- Training program specifically designed

2004 IFRS accounts will be published and presented to the financial community mid-April 2005

International Financial Reporting Standards at France Telecom: key messages

No impact on France Telecom’s strategy and business performance

Management decisions are not affected by IFRS transition

No impact on cash-flow

No change on Free Cash Flow commitments for 2003-2005

No impact on return to shareholders potential

Distribution capacity will still be based on parent’s

company statutory accounts under French GAAP

Main impacts on the IFRS opening balance sheet (January 1st, 2004)

Slight increase in equity

Net Debt increased by cc €6.5 Bn after Equant CVR and minority purchases

Opening balance sheet options

Business combinations

No restatement of business combination accounting as compared to French GAAP (no pooling method accounting was used in FT accounts)

Tangible assets

Historical cost maintained except in very limited circumstances, for which fair value has been used

IAS 32/39 adoption

Implementated as of January 1, 2004 the full version of IAS 32/39 (no use of the carved out version likely to be promulgated in Europe)

The cumulative translation differences for all foreign operations are deemed to be zero as of January 1, 2004 (reclassification within equity, no impact on total equity)

Cumulative translation differences

Employee benefits

All actuarial gains and losses have been reclassified in retained earnings as of January 1, 2004 (as in French GAAP)

Other issues with no impact for France Telecom

Pension schemes are not an issue in France and Poland due to the social security regime

Pension schemes of the group in other countries are defined contribution plans (such as Orange UK) with minor exception of defined benefits plans (however properly funded or provided for).

Employee benefits

Scope of consolidation

TP group is fully consolidated, as in French GAAP, since it is controlled

Expected major net impacts on equity [1]

French GAAP equity January 1, 2004	€11.6 Bn[2]
Reclassification of minority interests	+€5.4 Bn[3]
TDIRA	+€1.2 Bn
Minority interests commitment	-€0.6 Bn/-€1.2 Bn
Customers' relationship amortization	-€2.5 Bn
Connection fees	-€0.5/1.0 Bn

Overall impact on equity between cc. +€1.5bn and cc. +€2.5bn, including a limited negative impact on goodwill impairment

(1) Deferred tax assets and liabilities will increase with almost no net effect on the total equity (and no effect on prospective cash in/cash out).
(2) Including post-employment benefits and Tele-Invests consolidation (« Kulczyk put »)
(3) IncludingTele-Invests consolidation (« Kulczyk put ») and out of which €1.4 Bn relates to Wanadoo and should thus not remain as of December 31, 2004 after Wanadoo squeeze-out.

9

Expected Impact on net debt

€47.7 Bn(2)

French GAAP Net debt (1) January 1, 2004

TDIRA

€4.1 Bn

Carry back

€1.5 Bn

Equant CVR

€2.0 Bn

-€0.8 Bn

Derivatives and associated cash collateral

€1.3 Bn

Accrued interests

€0.6/1.2 Bn

Minority interests commitments

€0.6 Bn

Of which minority purchases including Orange squeeze-out

IFRS Net debt(1) January 1, 2004

cc.€ 57 Bn

Remaining negative impact expected cc. € 6.5 Bn

after Equant CVR and minority purchases

(1) See definition in appendix.

(2) Including securitization and Tele-Invests consolidation (« Kulczyk put »).

Expected Impact on net debt: TDIRA (IAS 32)

French GAAP

IAS/IFRS

Perpetual bonds redeemable for France Telecom shares are classified in a quasi-equity caption in the balance sheet

Interest charge is based on the contractual arrangement

Breakdown between an equity component and a liability component

Interest charge is computed based on the effective interest rate

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

Debt component cc. 3/4 of the nominal value

Equity component cc.1/4 of the nominal value (subject to deferred tax liability)

Increased interest charge during the TDIRA fixed interest rate period

Additional interest charges increase the debt amount

Already priced in by the market

Expected Impact on net debt: Carry back (IAS 32 / IAS 18)

French GAAP

IAS/IFRS

The carry back receivable sale is accounted for as a true sale with an usual guarantee (Note 28.2.2 of FT financial statements)

Carry-back receivable sale with a guarantee is considered as a secured financing

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

Notional interest charge (no cash out since interest were prepaid at the time the receivable was sold)

Carry back receivable and financing mature in 2007 (net debt reduction), no cash impact

Additional financial debt and carry-back receivable of cc. €1.5 Bn (present value)

No future cash out

Expected Impact on net debt: Equant CVR (IAS 39)

French GAAP

IAS/IFRS

Equant CVR is accounted for as a provision for risk and contingencies

Equant CVR is a derivative instrument

As a derivative instrument:

Any change in the value is recorded through income statement

It is included in the Net Debt

Impact on future IFRS

financial statements

Impact on the 2004 IFRS

opening balance sheet

Impact on IFRS income < €0.1 Bn due to change in fair value between January 1, 2004 and payment in July 2004

Classified as a derivative (included in Net Debt) in the IFRS opening balance sheet, until final settlement in July 2004

Reclassification from provision for risk and contingencies to derivative included in Net Debt

Paid on July 8th, 2004

Expected Impact on net debt: derivatives and associated cash collateral (IAS 39)

French GAAP

IAS/IFRS

Hedging instruments are presented off balance sheet

except currency hedging instruments since French GAAP debt is converted at the hedging rate (debt at hedging rate = debt at closing rate + hedging instrument)

Debt is converted at the closing rate

Derivatives are accounted for at fair value in the balance sheet

Changes in the fair value of derivatives are recorded through income statement (except for cash flow hedge accounting)

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

IFRS Net debt lower by €0.8 Bn

Closing rate conversion instead of hedging rate -€1.3 Bn

Currency and interest rates derivatives evidenced in the balance sheet +€1.4 Bn

Prepayment of derivatives constituted by the cash collateral -€ 0.9 Bn

Increased volatility (income statement, shareholders’ equity)

Expected to be limited since major interest rates derivatives follow the IFRS documentation requirements for hedge accounting qualification

Cash collateral to be included in IFRS Net Debt

Expected Impact on net debt: minority interests commitments (IAS27/IAS32)

IAS/IFRS

French GAAP

Minority interests commitments are off balance sheet commitments unless there is a risk of an outflow of resources with no symetrical economic benefits

When minority have a right to sell shares and the entity has obligation to buy these shares, the entity should record a financial liability (present value of the exercise price) and reduce equity for the same amount (no corresponding asset)

Purchase offers made to minority shareholders enter in this category

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

Total impact for conditional and unconditional put options cc. €0.6/1.2 Bn:

Purchase of minority interests as of 1 January 2004: Orange SA, Orange Danemark, Orange Romania: cc. €0.6 Bn

Conditional put: Orange Slovensko, Orange Dominicana: cc. €0/0.6 Bn

Changes in the present value of the put option is recorded through income statement

Limited impact for purchase of minority interests since they are paid for during 2004

Potential impact for conditional puts

cc. €0.6/1.2 Bn on debt, of which cc. €0.6 Bn already paid

Income statement: revenue recognition sales of equipment through dealers (IAS 18)

IAS/IFRS

French GAAP

French GAAP accounting based on the contractual relationship and financial flows between FT and the dealers handset sales in direct and indirect channels are accounted for differently

Equipment revenue based on the selling price to the end customer

Distribution remuneration based on the net payment to dealer handset sales in direct and indirect channels are accounted for in the same way

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

No impact on net income

But impact on revenue presentation (lower handsets sales and lower selling expenses)

Impact: cc. €0.4 Bn in 2004

No material impact expected

No impact on future cash flows – Positive impact on margin ratio

Income statement: revenue recognition connection fees (IAS 18)

IAS/IFRS

French GAAP

Generally FT recognises connection fees when connection is effective

No specific guidance under IFRS

FT decided to have no difference between IFRS and US Gaap accounting on revenue recognition for connection fees

Connection fees will be deferred over the average expected customer relationship period

Related costs that do not meet the capitalization criteria will be expensed up-front

Impact on the 2004 IFRS

opening balance sheet

Impact on future IFRS

financial statements

Impact of € -0.5/-1.0 Bn on equity

Limited impact expected on revenue stream and net income

will reflect connection activity trend and changes in the expected customer relationship period

No impact on Cash Flows

Income statement: amortization of customer relationships (IAS 38)

IAS/IFRS

French GAAP

Customer relationships accounted for in case of business combinations

No amortization and no deferred tax

Deferred tax liability

Customer relationships amortized over the expected contractual relationship (between 4 and 5 years in most cases)

Impact on future IFRS

financial statements

Impact on the 2004 IFRS

opening balance sheet

Retrospective amortization charge lead to a decrease in total equity of €2.5 Bn

Decrease in EBIT as long as customer relationships not fully amortized

Negative impact of more than €0.3 Bn for H1 2004

Impact should reduce in 2005 and subsequent years

No impact on future cash flows – Negative impact on EBIT

Income statement: share-based compensation (IFRS 2)

French GAAP

IAS/IFRS

Stock options granted in certain subsidiaries (Orange, Wanadoo, Equant)

No impact on the accounts until the stock option is exercised

No compensation expense accounted for (labor OpEx)

The fair value of stock options is amortized over the vesting period as a compensation expense

France Telecom position is to apply IFRS 2 to all stock options plans (vs. the option to apply IFRS to plan granted after November 7, 2002)

Discount offer of shares to employees should be also accounted for as compensation expenses

Impact on future IFRS

financial statements

Impact on the 2004 IFRS

opening balance sheet

The compensation expense relating to stock options for 2004 is not expected to exceed €0.1 Bn

Discount offers under review

New plans, if any, could lead to a different impact in the future

A reclassification in subcaptions of equity of € 0.5 Bn will be accounted for

Shows the cumulative effect of stock options granted in the past

No impact on total equity (but reclassification from equity to compensation liability as of March 9, 2004)

Same cash impact as in French GAAP

IFRS impact on income statement: other impacts

No difference with French Gaap accounting

SAC’s and SRC’s are expensed as incurred

SAC’s and SRC’s

R&D

Expensed as incurred under French GAAP

Under IFRS, development costs meeting certain criteria should be capitalized

Under French GAAP: amortization + impairment testing

Under IFRS: impairment testing only

Goodwill amortization

Under French GAAP, interest expenses are capitalised on tangible assets in progress

Under IFRS, FT has chosen not to capitalise interests

Interest capitalization

IFRS communication program for 2005

2004 results in French GAAP

Mid February 2005

Preliminary IFRS 2004 results

Mid April 2005

IFRS 1Q revenues

End of April 2005

1H 2005 preliminary results

End of July 2005

1H 2005 final results

End of September 2005

Conclusion

No impact on Company strategy and business performance

Appendix

Financial Statement IFRS Income Statement

Presentation by nature

No more exceptional income

French GAAP

IFRS (preliminary)

Sales of Services and Products

Revenues

Other operating income

Cost of services and products sold

Personnel costs

Selling, general and administrative expenses

External purchases

Research and Development expenses

EBITDA

Others operating expenses

EBITDA

Depreciation and amortization

Amortization

Impairment of assets

Amortization of actuarial adjustments in the early retirement plan

Operating income

Impairment of goodwill

Disposal of assets

Restructuring costs

Interest expenses, net

TDIRA interest expenses

Share of the P&L of associates and JV accounted under equity

Foreign exchange gain (loss)

Impairment of goodwill of affiliates

Operating income

Discounting of early retirement plan

Current Income from Integrated companies

Financial income

Other non operating income/expenses, net

Interest expenses

Income taxes

Foreign exchange gain (loss)

Employees profit sharing

Sale/depreciation of financial assets

Discounting

Financial costs

Net Income from Integrated Companies

Equity in net income of affiliates

Income taxes

Goodwill Amortization

Profit (loss) for the period

Exceptional Goodwill amortization

Net Income (loss) of the consolidated group

Attributated to

Equity holders of the Parent

Minority interest

Definition of Net Debt

French GAAP

IAS/IFRS

Net debt is defined in Note 8 to the financial statements as:

Total gross borrowing (converted at hedging rate)

- Cash, cash equivalents and marketable securities

Net debt will be defined as:

Total gross borrowing (converted at closing rate)

- Asset derivatives

- Asset cash collateral

+ Liability derivatives

+ Liability cash collateral

- Cash, cash equivalents and marketable securities

+ Accrued interests

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 17, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information